Exhibit 99.1

Woodside Energy Group Ltd

ACN 004 898 962

Mia Yellagonga

11 Mount Street

Perth WA 6000

Australia

T +61 8 9348 4000

www.woodside.com

ASX: WDS

NYSE: WDS

LSE: WDS

Announcement

Wednesday, 7 February 2024

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION

Woodside concludes discussions with Santos

Woodside has ceased discussions regarding a potential merger with Santos Ltd.

As a global energy company, Woodside continuously assesses a range of organic and inorganic growth opportunities.

Woodside CEO Meg O’Neill said that for every opportunity Woodside assesses, it conducts thorough due diligence, and will only pursue a transaction that is value accretive for its shareholders.

“We continue to be disciplined in our approach to mergers and acquisitions and capital management to create and deliver value for shareholders. While the discussions with Santos did not result in a transaction, Woodside considers that the global LNG sector provides significant potential for value creation.

“Woodside’s world-class global portfolio, growth pipeline and strong balance sheet underpin our attractive investment proposition for Australian and global investors.”

Contacts:

INVESTORS	MEDIA

Marcela Louzada	Christine Forster
M: +61 456 994 243	M: +61 484 112 469
E: investor@woodside.com	E: christine.forster@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.